

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 26, 2015

Via E-mail
Wilhelmus Groenhuysen
Chief Financial Officer
NovoCure Limited
c/o Novocure Inc.
20 Valley Stream Pkwy
Suite 300
Malvern, PA 19355

> **Re:** **NovoCure Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 11, 2015**
> **CIK No. 0001645113**

Dear Mr. Groenhuysen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please provide an expanded discussion of the additive and in some cases synergistic benefits offered by TT Fields. It is unclear whether you consider the example cited in your revised disclosure to be additive and/or synergistic. Please clarify your usage of these terms and provide specific examples of each benefit.

Our pivotal trial in recurrent GBM (EF-11), page 81

2.   We note your response to prior comment 4. However, it is unclear whether your treatment would cause an insignificant increase in side effects or "significantly fewer side effects." Please reconcile your disclosure on pages 1 and 81 as well as your risk factor disclosure.

Manufacturing, page 93

3.   Please disclose whether you have alternate suppliers for your ceramic discs. If not, please provide risk factor disclosure, if appropriate.

Financial Statements

4.   Please revise the financial statements to provide all the disclosures required by FASB ASC 825-10-50. As applicable, provide the required disclosures for the long-term liabilities discussed in Notes 9 and 10.

Note 13. Share Capital

c. Settlement agreement, page F-24

5.   We note that the founder will be obligated to pay an additional $2 million to you upon the sale of any ordinary shares subject to certain terms. Please tell us the conditions and terms under which the founder will sell shares. Refer to FASB ASC 450-30-50-1.

        You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Julie M. Allen, Esq.